Delisting Determination,The Nasdaq Stock Market, LLC,
July 13, 2011, China Agritech, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of China Agritech, Inc.
(the Company), effective at the opening of the trading session on July 25, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100 and 5250(c)(1). The Company was notified of the Staffs determination on April 12, 2011.
The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated May 18, 2011, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on May 20, 2011.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on July 5, 2011.